Western Silver Corporation
(a development stage company)

Consolidated Financial Statements
March 31, 2006
(Unaudited)

Western Silver Corporation
Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	March 31,	September 30,
	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	49,085,553	60,513,188
Accounts receivable and prepaid expense	1,320,881	1,093,748
	50,406,434	61,606,936

Long-term investment	267,092	267,092
Property and equipment - net of accumulated amortization
of $32,450 (September 30, 2005 - $17,313)	124,872	116,630
Mineral properties (note 2)	70,003,894	56,968,576
	120,802,292	118,959,234
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,041,449	2,924,940
Shareholders’ Equity
Capital stock (note 3)	146,887,367	143,273,203
Contributed Surplus (note 3)	5,863,332	5,805,078
Deficit	(35,989,856)	(33,043,987)

	116,760,843	116,034,294

	120,802,292	118,959,234
Basis of preparation (note 1)
Plan of arrangement – Glamis Gold Ltd. (note 9)

Approved by the Board of Directors

_______”Robert J. Gayton”___________ Director	_______”Klaus Zeitler”_____________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Loss and Deficit (unaudited)

(expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2006	2005	2006	2005
	$	$	$	$

General exploration expenditures	230,673	234,320	469,357	319,487

Administrative expenses
Accounting and legal	399,423	101,484	482,254	166,255
Consulting	342,503	482,382	412,080	750,917
Filing and transfer fees	66,862	134,989	133,800	160,961
Foreign exchange	97,371	11,938	78,957	44,991
Office and administration	979,852	313,934	1,871,357	639,332
Promotion and travel	143,948	292,905	348,186	407,975

	2,029,959	1,337,632	3,326,634	2,170,431

Loss before interest income	(2,260,632)	(1,571,952)	(3,795,991)	(2,489,918)

Interest income	431,092	435,215	850,122	540,425

Loss for the period	(1,829,540)	(1,136,737)	(2,945,869)	(1,949,493)

Deficit - Beginning of period	(34,160,316)	(27,696,477)	(33,043,987)	(26,883,721)

Deficit - End of period	(35,989,856)	(28,833,214)	(35,989,856)	(28,833,214)

Basic and diluted loss per common
share	(0.04)	(0.02)	(0.06)	(0.04)

Weighted average number of
common shares outstanding	48,669,378	47,989,602	48,583,634	44,945,363

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2006	2005	2006	2005
	$	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the period	(1,829,540)	(1,136,737)	(2,945,869)	(1,949,493)

Items not affecting cash
Depreciation	7,835	2,638	15,138	5,104
Stock-based compensation	266,944	263,968	533,888	630,592
	274,779	266,606	549,026	635,696

Change in non-cash working capital items
Accounts receivable and prepaid expense	(259,784)	8,161	(227,133)	327,995
Accounts payable and accrued liabilities	(31,116)	(47,234)	168,819	509,359
	(290,900)	(39,073)	(58,314)	837,354

	(1,845,661)	(909,204)	(2,455,157)	(476,443)

FINANCING ACTIVITIES
Shares issued for cash - net of issue costs	1,987,188	191,969	2,635,908	62,856,912

INVESTING ACTIVITIES
Mineral property expenditures	(6,855,741)	(2,246,988)	(11,544,518)	(5,217,236)
Property and equipment additions	(23,380)	(5,123)	(23,380)	(5,123)
Decrease in accounts payable relating to
property and equipment	-	-	(40,488)	-

	(6,879,121)	(2,252,111)	(11,608,386)	(5,222,359)

Increase (decrease) in cash and cash
equivalents	(6,737,594)	(2,969,346)	(11,427,635)	57,158,110

Cash and cash equivalents - Beginning
of period	55,823,147	73,655,990	60,513,188	13,528,534

Cash and cash equivalents - End of period	49,085,553	70,686,644	49,085,553	70,686,644

Supplemental cash flow information

Stock based compensation capitalized to
mineral properties	251,311	-	502,622	-

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)

(expressed in Canadian dollars)

	Common shares
				Contributed	Shareholders’
	Number of	Amount	Deficit	surplus	equity
	shares	$	$	$	$

Balance - September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

Issue of shares
Private placements	6,325,000	60,414,626	-	-	60,414,626
Exercise of warrants	120,000	693,600	-	-	693,600
Exercise of stock options	612,000	2,215,420	-	-	2,215,420
Stock-based compensation	-	-	-	2,651,654	2,651,654
Transfer of value on exercise
of stock options and warrants	-	700,059	-	(700,059)	-
Loss for the year	-	-	(6,160,266)	-	(6,160,266)

Balance – September 30, 2005	48,298,581	143,273,203	(33,043,987)	5,805,078	116,034,294

Exercise of stock options	617,332	2,635,908	-	-	2,635,908
Stock-based compensation	-	-	-	1,036,510	1,036,510
Transfer of value on exercise
of stock options	-	978,256	-	(978,256)	-
Loss for the period	-	-	(2,945,869)	-	(2,945,869)

Balance – March 31, 2006	48,915,913	146,887,367	(35,989,856)	5,863,332	116,760,843

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

1	Basis of preparation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of Western Silver Corporation (the Company). These consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company with the exception of the adoption of Accounting Guideline 15 “Consolidation of Variable Interest Entities”(note 5).

2	Mineral properties

		Costs	Disposition/		Costs
	Total costs to	incurred	write-offs	Total costs to	incurred	Total costs to
	September 30,	during	during	September 30,	during	March 31,
	2004	2005	2005	2005	the period	2006
	$	$	$	$	$	$

Mexico
Faja de Plata
Peñasquito
Acquisition	14,113,978	592,100	-	14,706,078	3,088,365	17,794,443
Exploration	12,670,976	9,975,647	-	22,646,623	2,652,389	25,299,012
Feasibility
studies	1,569,580	4,690,852	-	6,260,432	680,189	6,940,621
Development	-	-	-	-	6,426,033	6,426,033

	28,354,534	15,258,599	-	43,613,133	12,846,976	56,460,109

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,275	-	-	2,424,275	-	2,424,275
San Nicolas	4,510,825	181,922	-	4,692,747	56,190	4,748,937
Tamara	1,849,259	-	1,849,259)	-	-	-

	10,674,031	181,922	(1,849,259)	9,006,694	56,190	9,062,884

Almoloya
Acquisition	82,726	53,431	-	136,157	30,859	167,016
Exploration	42,152	14,346	-	56,498	-	56,498

	124,878	67,777	-	192,655	30,859	223,514

Bacanora
Acquisition	10,659	6,432	-	17,091	-	17,091
Exploration	30,627	8,376	-	39,003	1,293	40,296

	41,286	14,808	-	56,094	1,293	57,387

Canada
Carmacks
Acquisition	4,000,000	100,000	-	4,100,000	100,000	4,200,000

	43,194,729	15,623,106	(1,849,259)	56,968,576	13,035,318	70,003,894

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

3	Capital stock

Authorized - Unlimited common shares without par value Issued

	Number
	of shares	Amount
		$

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,414,626
Pursuant to the exercise of warrants	120,000	693,600
Pursuant to the exercise of stock options	612,000	2,215,420
Transfer of value on exercise of stock options and warrants	-	700,059

Balance at September 30, 2005	48,298,581	143,273,203

Pursuant to the exercise of stock options	617,332	2,635,908
Transfer of value on exercise of stock options	-	978,256

Balance at March 31, 2006	48,915,913	146,887,367

During the six months ended March 31, 2006, the Company received $2,635,908 from the exercise of 617,332 stock options at exercise prices ranging from $1.00 to $10.25.

4	Stock options

Effective April 4, 2005, the shareholders adopted a 10% rolling stock option plan (rolling plan). All previously existing plans and stock options were incorporated into the rolling plan. At any point in time, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be equal to, or less, than the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. As at March 31, 2006, the Company can issue an additional 2,547,923 stock options.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

A summary of the Company’s stock options outstanding at March 31, 2006 and September 30, 2005 and the changes for the periods then ended, is presented below:

		Weighted		Weighted
	Six months	average		average
	ended	exercise	Year ended	exercise
	March 31,	price	September 30,	price
	2006		$2005	$

Balance outstanding -
Beginning of period	2,961,000	6.07	2,713,000	4.19
Granted	-	-	860,000	10.25
Exercised	(617,332)	4.27	(612,000)	3.62

Balance outstanding – End
of period	2,343,668	6.54	2,961,000	6.07

Stock options outstanding at March 31, 2006 are as follows:

	Options	Weighted
Exercise	outstanding at	average	Average remaining
price	March 31,	exercise price	contractual life
	$2006	$	(years)

1.00 - 1.50	782,000	1.32	0.91
2.00	75,000	2.00	0.56
3.28	8,500	3.28	1.69
6.00 – 6.80	183,600	6.63	2.79
9.54 – 10.25	1,294,568	9.98	3.69

	2,343,668	6.54	2.59

Of the total stock options granted and outstanding, 1,770,335 were vested at March 31, 2006. The exercise price of vested stock options ranges from $1.00 – $10.25.

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss, or are capitalized, over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation. The value of stock-based compensation awards is determined by using the Black-Scholes option pricing model.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

The valuation of stock options is determined at the time of grant. The most recent stock option grant occurred in August 2005. The valuation of those stock options was based on the following assumptions:

Average risk-free interest rate	3.27%
Expected dividend yield	-
Expected stock price volatility	65%
Expected option term, in years	3.58

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted and/or vested during the year.

5	Change in accounting policy

Effective October 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing a majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of this guideline had no impact on the Company’s financial results.

6	Contract commitments

The Company subleases office space. The agreement expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $938,037, of which $261,778 is due during in the next 12 months. The remaining $676,259 is due between April 1, 2007 and October 29, 2009.

7	Segmented information

The Company operates in one reportable operating segment - the acquisition, exploration and development of resource properties.

Interest income is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographic breakdown of mineral properties is shown in note 2.

All other non-current assets are held in Canada.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

8	Legal matters

Western has been advised that a writ was filed in October 2005 in the British Columbia Supreme Court against the Company and Major Drilling Group International Inc. (Major). The writ was filed by one of the Company’s consultants with respect to an accident that occurred during the Company’s exploration program in 2003. Under its contract with Major, Western believes that it would be fully indemnified by Major if any damages were awarded against the Company. No damage amount has been set out and the writ has not been served on the Company.

9	Plan of arrangement – Glamis Gold Ltd.

On February 24, 2006, Western Silver Corporation (Western Silver) and Glamis Gold Ltd. (Glamis) announced a plan of arrangement (the Agreement), whereby Glamis will acquire all the outstanding shares of Western Silver. Pursuant to the Agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and a share in Western Copper Corporation (Western Copper) for each issued Western Silver share. As part of the agreement, Western Silver will transfer to Western Copper cash and cash equivalents of approximately $38.76 million, its interest in Carmacks Copper and the Almoloya projects, and office equipment relating to Western Silver’s corporate office. The transaction is expected to close in May 2006.

The accompanying notes are an integral part of these consolidated financial statements.